

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2011

Via E-mail
Thomas Kreig
Senior Vice President of Finance
Ironclad Performance Wear Corporation
2201 Park Place, Suite 101
El Segundo, CA 90245

      Re: Ironclad Performance Wear Corporation
            Form 10-K for the Fiscal Year Ended December 31, 2010
            Filed March 10, 2011
            Form 10-Q for the Quarterly Period Ended June 30, 2011
            Filed August 10, 2011
            File No. 0-51365

Dear Mr. Kreig:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Andrew D. Mew

                      Andrew D. Mew
                      Accounting Branch Chief